September 4, 2024

Stacie Gorman

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Robert Ventures Holdings LLC
Amendment No. 8 to Offering Statement on Form 1-A
Filed September 4, 2024
File No. 024-12331

Ms. Gorman:

Please see below for responses to the Division’s letter dated August 29, 2024, regarding the above captioned matter. All questions have been addressed in amendment No. 8 to the Offering Statement on Form 1-A, filed September 4, 2024 (“Amendment”), as further herein detailed.

Amendment No. 6 to Offering Statement on Form 1-A

Part III - Exhibits, page 39

1.We note your response to prior comment 5 that you have revised your website articles to remove references to future investments in infrastructure tokens. Your response also indicates that you have revised Exhibit 13 and filed the same with your amendment. However, it does not appear that you have made corresponding revisions to the September 27, 2023, article titled, "The Annuity Blueprint: Understanding How Annuities Work," appearing in the revised testing-the-waters materials filed as Exhibit 13. Please revise and refile Exhibit 13 accordingly, or advise otherwise. Please also comply with Rule 255(d) of Regulation A, which requires that if solicitation of interest materials are used after the public filing of the offering statement and such solicitation of interest materials contain information that is inaccurate or inadequate in any material respect, then revised solicitation of interest materials must be redistributed in a substantially similar manner as such materials were originally distributed.

Exhibit 13 to the Amendment has been revised to remove the reference of infrastructure tokens and the Company’s website has been likewise updated. The solicitation of interest material (Exhibit 13) was distributed through the Company’s website. The Company’s website has been revised to reflect the removal of the language referencing infrastructure tokens therefore, the revised solicitation of interest materials have been redistributed in a substantially similar manner as such materials were originally distributed in compliance with Rule 255(d) of Regulation A.

Consolidated Statement of Income, page F-5

2.We reissue comment 3 in its entirety. Please remove the subtotal representing EBITDA from your consolidated statement of income as it is not appropriate to present a non-GAAP financial measure on the face of the financial statements prepared in accordance with GAAP. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

The subtotal representing EBITDA from our consolidated statement of income has been removed from our financial statements contained in the Amendment.

General

3.Please update your webpage to include a hyperlink to the most recently filed offering circular related to your offering. In this regard, we note that you filed an updated offering circular on August 16, 2024, but that the URL on your webpage is for your filing on July 16, 2024. Please confirm that you will continue to update this hyperlink as you continue to amend your filing. See Rule 255 of Regulation A.

Our website hyperlink on our webpage now references the most recent offering filing and the Company will continue to update this hyperlink as we continue to amend our filing.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC